September 15, 2005



Mr. John D. Watson
Chief Financial Officer
EnCana Corporation
1800-855 2nd Street, S.W.
P.O. Box 2850
Calgary, Alberta, Canada  T2P 2S5


	Re:	EnCana Corporation
		Form 40-F for Fiscal Year Ended December 31, 2004
Filed February 28, 2005
		File No. 1-15226


Dear Mr. Watson:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2004

Standardized Measure of Discounted Future Net Cash Flows Relating to
Proved Oil and Gas Reserves, page 24

1. Please revise your disclosure of the standardized measure to remove the subtotal Undiscounted pre-tax cash flows, as this subtotal is not contemplated by SFAS 69.
Financial Statements

Consolidated Statement of Cash Flows, page 5

2. We note in your reconciliation of net earnings to net cash provided by operating activities that you present the subtotal Cash flow from continuing operations above total net cash provided by operating activities. We note the Illustrative example in CICA 1540, and that the subtotal presented does not include net income; rather the presentation only includes "items not affecting cash." Support your disclosure of these subtotals under Canadian GAAP as there does not appear to be a provision within CICA 1540 for this presentation.

Note 1. Summary of Significant Accounting Policies, page 6

A) Principles of Consolidation, page 6

3. Expand your accounting policy with respect to the use of proportionate consolidation, to identify the legal form of each entity and the nature of the activities in which the entity being proportionately consolidated is engaged. Refer to EITF 00-1 for US
GAAP. Also address the conditions required to avail yourselves of the accommodations provided in Item 17(c)(2)(vii) of Form 20-F, if applicable.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Regina Balderas, Staff Accountant, at (202)
551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief


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Mr. John D. Watson
EnCana Corporation
September 15, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010